UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                  WNC California Housing Tax Credits III, L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Units of Limited Partnership Interest
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      N/A
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Nancy N. Ross
                             Enova Financial, Inc.
                                 101 Ash Street
                                P.O. Box 126943
                        San Diego, California 92112-6943
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 26, 1998
                               September 30, 1998
--------------------------------------------------------------------------------
                   (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

                            Exhibit Index on page 23

CUSIP No. _____________             13D

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       SEMPRA ENERGY FINANCIAL
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC,00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       California
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            3,600 units of limited partnership interest
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             3,600 units of limited partnership interest
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,600 units of limited partnership interest
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       20%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. _____________             13D

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       SEMPRA ENERGY
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       WC,00
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       California
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            3,600 units of limited partnership interest (indirect
  BENEFICIALLY         beneficial ownership through Sempra Energy Financial,
    OWNED BY           a wholly owned subsidiary)
      EACH        --------------------------------------------------------------
   REPORTING      8    SHARED VOTING POWER
     PERSON            None
      WITH        --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER
                       3,600 units of limited partnership interest (indirect
                       beneficial ownership through Sempra Energy Financial,
                       a wholly owned subsidiary)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       None
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,600 units of limited partnership interest (indirect beneficial ownership through Sempra Energy Financial, a wholly owned subsidiary)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       20%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. _____________             13D

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       ENOVA CORPORATION
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       California
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       0
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D


This amendment to statement on Schedule 13D (this "Amendment") relates to a change in the person who controls the reporting persons named in the original Statement filed June 20, 1994, in connection with the acquisition by Sempra Energy Financial (formerly named Enova Financial, Inc. and prior to that, Enova Corporation) of Units of Limited Partnership Interest in WNC California Housing Tax Credits III, L.P. ("WNC"). This Amendment is a joint filing pursuant to Rule 13d-1(f)(1) on behalf of Sempra Energy Financial ("SEF"), its sole shareholder, Sempra Energy ("SE") and its affiliate, Enova Corporation ("EC").

Item 1.   Security and Issuer

      This Statement relates to Units of Limited Partnership Interest (the "Units") of WNC. The name and address of the principal executive offices of WNC are as follows:

                  WNC California Housing Tax Credits III, L.P.
                         3158 Redhill Avenue, Suite 120
                          Costa Mesa, California 92626

Item 2.   Identity and Background

      This Amendment is filed jointly on behalf of SEF, SE and EC pursuant to Rule 13d-1(f)(1). The name and address of the principal business and principal office of each person filing this Amendment are as follows:

                               Enova Corporation
                                 101 Ash Street
                           San Diego, California 92101

                            Sempra Energy Financial
                                 101 Ash Street
                           San Diego, California 92101

                                 Sempra Energy
                                 101 Ash Street
                           San Diego, California 92101


      SEF filed the original Statement jointly with San Deigo Gas & Electric ("SDG&E"). On November 8, 1995, SEF's name was changed from Enova Corporation to Enova Financial, Inc. EC was formed as a holding company in connection with a corporate reorganization which became effective January 1, 1996. As of that date, SDG&E's outstanding common stock was converted to EC Common Stock on a share for share basis. As of the effective date of the reorganization, EC became the sole shareholder of SDG&E and SDG&E remained the sole shareholder of SEF. On January 31, 1996, SDG&E distributed all of the outstanding shares of SEF to EC, causing EC to become the sole shareholder of SEF. In March of 1996, an amendment to the original Statement ("Amendment No. 1") was filed to reflect the foregoing changes.

      SE was formed in connection with a reorganization involving EC and Pacific Enterprises, which became effective on June 26, 1998. As of the effective date of the reorganization, SE became the parent company of EC and EC remained the sole shareholder of SEF. On September 15, 1998, SEF changed its name to Sempra Energy Financial. On September 30, 1998, EC distributed all of the outstanding shares of SEF to SE, causing SE to become the sole shareholder of SEF. SF also remained the parent company of EC.

      SE is the parent company of SEF, EC, SDG&E and certain former subsidiaries of SDG&E. SE may be deemed a controlling person of EC and SDG&E.

      SEF is a wholly-owned subsidiary of SE and its business is investing in affordable housing tax credits.

      SDG&E is an operating public utility engaged in the gas and electric business.

      SE is a California corporation.

      SEF is a California corporation.

      EC is a California corporation.

      The name, citizenship, business address and principal occupation of each of the officers and directors of EC, SEF and SE are set forth on Schedule "A".

      None of EC, SEF nor SE, to the best knowledge of EC, SEF and SE, nor any of the individuals named on Schedule "A", have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      None of EC, SEF nor SE, to the best knowledge of EC, SEF and SE, nor any of the individuals named in Schedule "A" was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

Item 3.   Source and Amount of Funds or Other Consideration

      No material change from the original Statement. The financing plan described in the original Statement was carried out.

Item 4.   Purpose of Transaction

      No change from the original Statement.

Item 5.   Interest in Securities of Issuer

      As indicated in Item 2 above, SE became the parent company of EC and the indirect parent company of SEF as of June 26, 1998. SE has not made any direct acquisition of any Units but may be deemed to have acquired indirect beneficial ownership in the 3,600 Units owned by SEF as of June 26, 1998. EC distributed all of the outstanding shares of SEF to SE on September 30, 1998, thereby disposing of all of EC's indirect beneficial ownership in the Units as of that date. Consequently, EC ceased to be the beneficial owner of more than 5% of the Units on September 30, 1998.

      The filing of this amendment by EC and SE shall not be construed as an admission that EC and SE are or ever were, for purposes of Section 13(d), of 13(g) of the Act, the beneficial owner of the Units covered by this Statement. Except for the foregoing there has been no material change from the original Statement relating to Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

      Except as described in this Item 6, there have been no other material modifications or amendments to the contracts, arrangements, understandings or relationships described in Item 6 of the original Statement.

      As indicated in Item 2, SE may be deemed a controlling person of SEF and, in SE's capacity as such, may have the power to direct SEF to take action with respect to the securities of WNC. EC may no longer be deemed a controlling person of SEF.

     Except as described or referred to in this Item 6 of this Amendment, in
Item 6 of Amendment No. 1 or Item 6 of the original Statement, none of EC, SEF nor SE has any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named or referred to in Item 2 of this Statement or between such persons and any other person with respect to the securities of WNC.

      To the best knowledge of EC, SEF and SE, none of the individuals named on Schedule "A" has any contracts, arrangements, understandings or relationships with SE, SEF, EC or any other person, with respect to the securities of WNC.

Item 7.   Material to be Filed as Exhibits

      The Materials filed as Exhibits 1 through 7 to the original Statement are incorporated by this reference. The exhibits to the financing Commitment Letter Agreement attached as Exhibit 6 to the original Statement were executed in the form attached thereto in accordance with the terms of the Commitment Letter Agreement. The materials filed as Exhibits 1 through 7 to the original Statement are hereby supplemented by the following exhibit:

      Exhibit 1 A written agreement between Enova Corporation, Sempra Energy and Sempra Energy Financial relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1)

                                  SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Amendment to Statement is true, complete and correct.

Dated:  February 12, 1999

                                    Enova Corporation,
                                    a California corporation


                                    By /s/ F. H. Ault
                                       ______________________________
                                       F. H. Ault,
                                       Vice President and Controller


Dated:  February 12, 1999

                                    Sempra Energy,
                                    a California corporation


                                    By /s/ F. H. Ault
                                       ______________________________
                                       F. H. Ault,
                                       Vice President and Controller


Dated:  February 12, 1999

                                    Sempra Energy Financial,
                                    a California corporation


                                    By /s/ F. H. Ault
                                       ______________________________
                                       F. H. Ault,
                                       Vice President and Controller

                                SCHEDULE "A"

SEMPRA ENERGY DIRECTORS & OFFICERS

Directors

Stephen L. Baum
Director
Principal Occupation:
      Vice Chairman, President and Chief Operating Officer
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Hyla H. Bertea
Director
Principal Occupation:
      Realtor
      Grubb & Ellis
Principal Business Address:
      23 Corporate Plaza Dr., Suite 190
      Newport Beach, CA 92660

Ann Burr
Director
Principal Occupation:
      President
      Time Warner Communications
      Rochester, New York Division
Principal Business Address:
      71 Mt. Hope
      Rochester, NY 14620

Herbert L. Carter
Director
Principal Occupation:
      President
      California State University at Dominguez Hills
Principal Business Address:
      1000 E. Victoria St.
      Carson, CA 90747

Richard A. Collato
Director
Principal Occupation:
      President & Chief Executive Officer
      YMCA of San Diego County
Principal Business Address:
      4715 Viewridge Ave., Suite 100
      San Diego, CA 92123


                                  Schedule "A"
                                      -1-

Daniel W. Derbes
Director
Principal Occupation:
      President
      Signal Ventures
Principal Business Address:
      777 S. Pacific Coast Hwy., Suite 107
      Solana Beach, CA 92075


Richard D. Farman
Chairman & Director
Principal Occupation:
      Chairman & Chief Executive Officer
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Wilford D. Godbold, Jr.
Director
Principal Occupation:
      Investor
Principal Business Address:
      2771 Club Dr.
      Los Angeles, CA 90064

Robert H. Goldsmith
Director
Principal Occupation:
      Management Consultant
Principal Business Address:
      18714 Bernardo Trails Dr.
      San Diego, CA 92128

William D. Jones
Director
Principal Occupation:
      President, Chief Executive Officer & Director
      CityLink Investment Corporation
Principal Business Address:
      2505 Congress St., Suite 110
      San Diego, CA 92110

Ignacio E. Lozano, Jr.
Director
Principal Occupation:
      Chairman of the Board
      La Opinion
Principal Business Address:
      411 W. 5th St., 12th Floor
      Los Angeles, CA 90013


                                  Schedule "A"
                                      -2-

Ralph R. Ocampo
Director
Principal Occupation:
      Physician and Surgeon
Principal Business Address:
      4060 4th Ave., Suite 440
      San Diego, CA 92103

William G. Ouchi
Director
Principal Occupation:
      Vice Dean & Faculty Director of Executive Education Programs and Sanford and Betty Sigoloff Professor of Management
      Anderson School of Management
      University of California at Los Angeles
Principal Business Address:
      110 Westwood Plaza, Suite B523
      Los Angeles, CA 90095-1481

Richard J. Stegemeier
Director
Principal Occupation:
      Chairman Emeritus
      Unocal Corporation
Principal Business Address:
      376 S. Valencia Ave., Room E-2110
      Brea, CA 92823

Thomas C. Stickel
Director
Principal Occupation:
      Chairman
      American Partners Capital Group, Inc.
Principal Business Address:
      750 "B" St., Suite 3105
      San Diego, CA 92101

Diana L. Walker
Director
Principal Occupation:
      Partner
      O'Melveny & Myers
Principal Business Address:
      400 S. Hope St., Suite 1060
      Los Angeles, CA 90071


Officers

Richard D. Farman
Chairman & Chief Executive Officer
Principal Occupation:
      Chairman & Chief Executive Officer
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

                                  Schedule "A"
                                      -3-

Stephen L. Baum
Vice Chairman, President & Chief Operating Officer
Principal Occupation:
      Vice Chairman, President & Chief Operating Officer
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Donald E. Felsinger
Group President - Nonregulated Business Units
Principal Occupation:
      Group President - Nonregulated Business Units
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Warren I. Mitchell
Group President - Regulated Business Units
Principal Occupation:
      Group President - Regulated Business Units
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

John R. Light
Executive Vice President & General Counsel
Principal Occupation:
      Executive Vice President & General Counsel
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Neal E. Schmale
Executive Vice President & Chief Financial Officer
Principal Occupation:
      Executive Vice President & Chief Financial Officer
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Jerry D. Florence
Senior Vice President - Corporate Communications
Principal Occupation:
      Senior Vice President - Corporate Communications
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

                                  Schedule "A"
                                      -4-

Frederick E. John
Senior Vice President - External Affairs
Principal Occupation:
      Senior Vice President - External Affairs
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Margot A. Kyd
Senior Vice President & Chief Administrative Officer
Principal Occupation:
      Senior Vice President & Chief Administrative Officer
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

G. Joyce Rowland
Senior Vice President - Human Resources
Principal Occupation:
      Senior Vice President - Human Resources
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Michael W. Allman
Vice President - Corporate Planning & Development
Principal Occupation:
      Vice President - Corporate Planning & Development
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Frank H. Ault
Vice President & Controller
Principal Occupation:
      Vice President & Controller
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Jerry Deems
Vice President & Chief Information Technology Officer
Principal Occupation:
      Vice President & Chief Information Technology Officer
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

                                  Schedule "A"
                                      -5-

Charles A. McMonagle
Vice President & Treasurer
Principal Occupation:
      Vice President & Treasurer
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Mark D. Randle
Vice President - Energy Risk Management
Principal Occupation:
      Vice President - Energy Risk Management
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

William L. Reed
Vice President & Chief Regulatory Officer
Principal Occupation:
      Vice President & Chief Regulatory Officer
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Thomas S. Sayles
Vice President - Governmental & Community Affairs
Principal Occupation:
      Vice President - Governmental & Community Affairs
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Thomas C. Sanger
Corporate Secretary
Principal Occupation:
      Corporate Secretary
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

                                  Schedule "A"
                                      -6-

ENOVA CORPORATION DIRECTORS & OFFICERS

Directors

Hyla H. Bertea
Director
Principal Occupation:
      Realtor
      Grubb & Ellis
Principal Business Address:
      23 Corporate Plaza Dr., Suite 190
      Newport Beach, CA 92660

Ann Burr
Director
Principal Occupation:
      President
      Time Warner Communications
      Rochester, New York Division
Principal Business Address:
      71 Mt. Hope
      Rochester, NY 14620

Herbert L. Carter
Director
Principal Occupation:
      President
      California State University at Dominguez Hills
Principal Business Address:
      1000 E. Victoria St.
      Carson, CA 90747

Richard A. Collato
Director
Principal Occupation:
      President & Chief Executive Officer
      YMCA of San Diego County
Principal Business Address:
      4715 Viewridge Ave., Suite 100
      San Diego, CA 92123

Daniel W. Derbes
Director
Principal Occupation:
      President
      Signal Ventures
Principal Business Address:
      777 S. Pacific Coast Hwy., Suite 107
      Solana Beach, CA 92075

                                  Schedule "A"
                                      -7-

Richard D. Farman
Chairman & Director
Principal Occupation:
      Chairman & Chief Executive Officer
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Wilford D. Godbold, Jr.
Director
Principal Occupation:
      Investor
Principal Business Address:
      2771 Club Dr.
      Los Angeles, CA 90064

Robert H. Goldsmith
Director
Principal Occupation:
      Management Consultant
Principal Business Address:
      18714 Bernardo Trails Dr.
      San Diego, CA 92128

William D. Jones
Director
Principal Occupation:
      President, Chief Executive Officer & Director
      CityLink Investment Corporation
Principal Business Address:
      2505 Congress St., Suite 110
      San Diego, CA 92110

Ignacio E. Lozano, Jr.
Director
Principal Occupation:
      Chairman of the Board
      La Opinion
Principal Business Address:
      411 W. 5th St., 12th Floor
      Los Angeles, CA 90013

Ralph R. Ocampo
Director
Principal Occupation:
      Physician and Surgeon
Principal Business Address:
      4060 4th Ave., Suite 440
      San Diego, CA 92103

                                  Schedule "A"
                                      -8-

William G. Ouchi
Director
Principal Occupation:
      Vice Dean & Faculty Director of Executive Education Programs, and Sanford and Betty Sigoloff Professor of Management
      Anderson School of Management
      University of California at Los Angeles
Principal Business Address:
      110 Westwood Plaza, Suite B523
      Los Angeles, CA 90095-1481

Richard J. Stegemeier
Director
Principal Occupation:
      Chairman Emeritus
      Unocal Corporation
Principal Business Address:
      376 S. Valencia Ave., Room E-2110
      Brea, CA 92823

Thomas C. Stickel
Director
Principal Occupation:
      Chairman
      American Partners Capital Group, Inc.
Principal Business Address:
      750 "B" St., Suite 3105
      San Diego, CA 92101

Diana L. Walker
Director
Principal Occupation:
      Partner
      O'Melveny & Myers
Principal Business Address:
      400 S. Hope St., Suite 1060
      Los Angeles, CA 90071


Officers

Richard D. Farman
Chairman & Chief Executive Officer
Principal Occupation:
      Chairman & Chief Executive Officer
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

                                  Schedule "A"
                                      -9-

Stephen L. Baum
President & Chief Operating Officer
Principal Occupation:
      Vice Chairman, President & Chief Operating Officer
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

John R. Light
Executive Vice President & General Counsel
Principal Occupation:
      Executive Vice President & General Counsel
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Neal E. Schmale
Executive Vice President & Chief Financial Officer
Principal Occupation:
      Executive Vice President & Chief Financial Officer
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Frank H. Ault
Vice President & Controller
Principal Occupation:
      Vice President & Controller
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Charles A. McMonagle
Vice President & Treasurer
Principal Occupation:
      Vice President & Treasurer
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Thomas C. Sanger
Corporate Secretary
Principal Occupation:
      Corporate Secretary
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

                                  Schedule "A"
                                      -10-

David R. Clark
Assistant Secretary
Principal Occupation:
      Attorney
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Kevin C. Sagara
Assistant Secretary
Principal Occupation:
      Attorney
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017














                                  Schedule "A"
                                      -11-

SEMPRA ENERGY FINANCIAL OFFICERS & DIRECTORS

Directors

Frank H. Ault
Director
Principal Occupation:
      Vice President & Controller
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Stephen L. Baum
Director
Principal Occupation:
      Vice Chairman, President and Chief Operating Officer
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Richard D. Farman
Chairman & Director
Principal Occupation:
      Chairman & Chief Executive Officer
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Donald E. Felsinger
Director
Principal Occupation:
      Group President - Nonregulated Business Units
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Neal E. Schmale
Director
Principal Occupation:
      Executive Vice President & Chief Financial Officer
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017


                                  Schedule "A"
                                      -12-

Officers

Richard D. Farman
Chairman
Principal Occupation:
      Chairman & Chief Executive Officer
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Donald E. Felsinger
President
Principal Occupation:
      Group President - Nonregulated Business Units
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Frank H. Ault
Vice President & Controller
Principal Occupation:
      Vice President & Controller
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Charles A. McMonagle
Vice President & Treasurer
Principal Occupation:
      Vice President & Treasurer
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Neal E. Schmale
Vice President & Chief Financial Officer
Principal Occupation:
      Executive Vice President & Chief Financial Officer
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Christin P. Fonss
Vice President - Corporate Development
Principal Occupation:
      Director - Tax Services
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

                                  Schedule "A"
                                      -13-

Nancy N. Ross
Vice President - Investments
Principal Occupation:
      Vice President - Investments
      Sempra Energy Financial
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Thomas C. Sanger
Corporate Secretary
Principal Occupation:
      Corporate Secretary
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Donald C. Liddell
Assistant Secretary
Principal Occupation:
      Attorney
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017

Kevin C. Sagara
Assistant Secretary
Principal Occupation:
      Attorney
      Sempra Energy
Principal Business Address:
      101 Ash St.
      San Diego, CA 92101-3017







                                  Schedule "A"
                                      -14-

                              INDEX TO EXHIBITS


Exhibit No.             Description                                    Page No.
-----------             -----------                                    --------

Exhibit 1               A written agreement between                       24
                        Enova Corporation, Sempra Energy
                        Financial, and Sempra Energy relating
                        to the filing of joint acquisition statements as required by Rule 13d-1(f)(1)

                                                                       EXHIBIT 1
                                                                       ---------

                        AGREEMENT RELATING TO FILING OF
                          JOINT ACQUISITION STATEMENT

            Enova Corporation, a California corporation, Sempra Energy, a California corporation, and Sempra Energy Financial, a California corporation, hereby agree that the foregoing Amendment to Statement dated February 12, 1998, disclosing a change in the person who controls the reporting persons named in the amended Statement on Schedule 13D (the "Statement") is filed on behalf of each of Sempra Energy and its wholly-owned subsidiaries Enova Corporation and Sempra Energy Financial. The amended Statement relates to the acquisition by Sempra Energy Financial of 3,600 Units of Limited Partnership Interest in WNC California Housing Tax Credits III, L.P., on June 15, 1994.

            In witness whereof, the undersigned have executed this agreement as of this 12th day of February 1999.

Dated:  February 12, 1999

                                    Enova Corporation,
                                    a California corporation


                                    By /s/ F. H. Ault
                                       ______________________________
                                       F. H. Ault,
                                       Vice President and Controller


Dated:  February 12, 1999

                                    Sempra Energy,
                                    a California corporation


                                    By /s/ F. H. Ault
                                       ______________________________
                                       F. H. Ault,
                                       Vice President and Controller


Dated:  February 12, 1999

                                    Sempra Energy Financial,
                                    a California corporation


                                    By /s/ F. H. Ault
                                       ______________________________
                                       F. H. Ault,
                                       Vice President and Controller